EXHIBIT 12(a)

UNITED RENTALS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31					Six Months Ended June 30,
	1998	1999	2000	2001	2002(2)	2002	2003
	(dollars in thousands)
Earnings:
Income before provision for income taxes and extraordinary items	$78,297	$241,807	$301,496	$214,550	$(101,384)	$96,226	$23,754
Interest expense	64,157	139,828	228,779	221,563	195,961	97,515	105,376
Amortization of debt issuance costs	1,423	4,154	6,880	9,468	10,080	4,900	6,068
Interest portion of rent expense (1)	6,834	21,833	45,224	55,739	61,742	29,135	30,407

Earnings as adjusted	$150,711	$407,622	$582,379	$501,320	$166,399	$227,776	$165,605

Fixed charges:
Interest expense	$64,157	$139,828	$228,779	$221,563	$195,961	$97,515	$105,376
Amortization of debt issuance costs	1,423	4,154	6,880	9,468	10,080	4,900	6,068
Interest portion of rent expense (1)	6,834	21,833	45,224	55,739	61,742	29,135	30,407

Fixed charges	$72,414	$165,815	$280,883	$286,770	$267,783	$131,550	$141,851

Ratio of earnings to fixed charges	2.1x	2.5x	2.1x	1.7x	0.6x	1.7x	1.2x

(1)	The interest portion of rent expense is estimated to be one-third of rent expense.
(2)	The ratio for the year 2002 was less than 1x. The amount of the deficiency was approximately $101.4 million.